Exhibit 99.1

AÑO DE LA LUCHA CONTRA LA CORRUPCIÓN E IMPUNIDAD

ANNEX

Monthly Position of Financial Derivatives

Company:	CEMENTOS PACASMAYO S.A.A.
Information as of:	October 31, 2019

Details of Financial Derivative Instruments:

Derivative Instrument (1)	Purpose (2)	Amount (3)	Asset or Liabilities Variable (4)	Currency (5)	Fair Value (b)
					Current Month	Previous Month
Cross Currency Swaps	Coverage	USD 132 MM total	Liability: Corporate bond	PEN	9,121,589	12,670,726
Cross Currency Swaps	Negotiation	USD 18 MM total	Exchange rate	PEN	1,274,411	1,770,274

Accumulative Gain/Loss and Fair Value (a)

	Currency (5)	PEN
Total amount of profit (+)/loss(-) during the year due to Derivative Financial Instruments (6):	-8,531,000

Additional Information:

(a)	The total cumulative profit/loss as of October 31, 2019 for Derivative Financial Instruments is determined according to instructions from the Superintendency of Securities and includes the following transactions recorded in other comprehensive income and profit and loss during 2019: variation in fair value of derivative financial instruments, exchange difference, deferred income and accrued commissions.

(b)	The amounts relating to the fair value of the Cross Currency Swaps are estimated internally in accordance with the International Financial Reporting Standards and using valuation techniques based on market data and are preliminary and subject to change.

Notas:

(1)	Forward, Future, Options, Swap, among others.

(2)	According to International Financial Reporting Standards (IFRS) are eligible for coverage or Negotiation.

(3)	Notional amount or Nominal Value in Contract.

(4)	If hedging derivatives cases represents the asset or liability that has being hedging and in the case of trading derivatives is the reference variable.

(5)	Presentation currency of individual interim financial information.

(6)	It represents total income and / or expenses of all derivative financial instruments, including: (i) income & expenses for derivative instruments accumulated in the year that are recorded in the statement of profit and loss; and (ii) the total variation accumulated at the end of period of the derivative instruments that are recorded in other comprehensive income.

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